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DD 2/20/13

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8-49589

SEC FILE NUMBER
~~8-45766~~ 8-49589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons Blvd
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert 407-644-1986 800-846-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave.,	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 2/22/13

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Counsel
Title

ROBIN BRYANT
MY COMMISSION # DD [illegible]
EXPIRES: November 5, 2013
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCCUNTANTS

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
of Timothy Partners, Ltd.

Report on the Financial Statements

We have audited the accompanying financial statements of Timothy Partners, Ltd. (a limited partnership), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in partners' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kirsch & Associates

Winter Park, Florida
January 17, 2013

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 255,634	$ 325,007
Commissions and fees receivable	668,526	658,803
Loan receivable due from president	-	150,000
Other receivables	86,326	85,666
Inventory	26,055	7,311
Prepaid expenses	81,044	1,190
Property and equipment, net of accumulated depreciation	606,556	622,193
Intangible assets, net of accumulated amortization	112,548	124,335
Deposits	2,200	2,200
Investment in MCCM, LLC	150,574	-
TOTAL ASSETS	$ 1,989,463	$ 1,976,705
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 645,508	$ 601,457
Distributions payable	10,000	10,000
Total Liabilities	655,508	611,457
PARTNERS' EQUITY		
Partners' equity	1,333,955	1,365,248
	1,333,955	1,365,248
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 1,989,463	$ 1,976,705

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Advisor fees	$ 3,423,724	$ 3,136,607
Commissions	370,543	408,451
Service and sponsor fees	222,255	210,783
Other	6,569	5,317
Interest and dividends	2,253	9,942
Gain from investment in MCCM, LLC	574	-
TOTAL REVENUES	4,025,918	3,771,100
EXPENSES		
Sub advisor fees	1,376,557	1,236,708
Salaries and benefits	967,517	914,435
Marketing costs	431,846	264,764
Research fees	191,092	186,308
Occupancy	157,561	154,318
Other expense	138,511	207,316
Depreciation and amortization	52,542	54,242
Registration and filing fees	45,536	55,400
Office expense	41,259	63,204
Professional fees	38,190	16,854
Printing and postage	26,074	51,515
Loss on disposition of assets	962	480
TOTAL EXPENSES	3,467,647	3,205,544
NET INCOME	$ 558,271	$ 565,556

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	2012	2011
Partners' Equity, beginning of year	$ 1,365,248	$ 1,563,295
Net income	558,271	565,556
Issuance of additional partnership units	-	-
Decrease of partnership units	-	-
Distributions/return of partnership capital	(589,564)	(763,603)
Partners' Equity, end of year	$ 1,333,955	$ 1,365,248

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 558,271	$ 565,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	52,542	54,242
Gain from investment in MCCM, LLC	(574)	-
Loss on disposition of assets	962	480
(Increase) decrease in operating assets		
Commissions and fees receivable	(9,723)	(86,327)
Other receivables	(660)	31,511
Inventory	(18,744)	2,624
Prepaid expenses	(79,854)	64,029
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	44,051	(20,332)
Net cash provided by operating activities	546,271	611,783
Cash flows from investing activities:		
Purchase of property and equipment	(26,080)	(9,048)
Net cash used by investing activities	(26,080)	(9,048)
Cash flows from financing activities:		
Distributions/return of capital to partners	(589,564)	(763,603)
Net cash used by financing activities	(589,564)	(763,603)
Net decrease in cash	(69,373)	(160,868)
Cash and cash equivalents at beginning of year	325,007	485,875
Cash and cash equivalents at end of year	$ 255,634	$ 325,007
Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash investing and financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 10,000
Exchange of note receivable due from president for ownership interest in MCCM, LLC	$ 150,000	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Date of Management's Review

Subsequent events were evaluated through January 17, 2013, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank for the years ended December 31, 2012 and 2011. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the years ended December 31, 2012 and 2011.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2012 and 2011.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2009.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2012 and 2011, consist of the following:

	2012	2011
Employee advances	$ 831	$ 154
Due from related companies (see Note G)	85,495	76,570
Other receivables	-	8,942
	$ 86,326	$ 85,666

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 and 2011 consist of the following:

	2012	2011
Computer equipment	$ 39,072	$ 44,044
Office equipment	71,922	57,550
Software	19,913	19,099
Furniture and fixtures	170,973	167,209
Leasehold improvements	530,207	530,207
	832,087	818,109
Less accumulated depreciation	(225,531)	(195,916)
	$ 606,556	$ 622,193

Depreciation expense for the years ended December 31, 2012 and 2011 is $40,755 and $42,455, respectively.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2012 and 2011 consist of the following:

	2012	2011
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(150,826)	(139,039)
	$ 112,548	$ 124,335

Amortization expense for the years ended December 31, 2012 and 2011 is $11,787 for each year.

NOTE E – INVESTMENT IN MCCM, LLC

The Partnership owns a 30% interest in MCCM, LLC, which it acquired in an exchange transaction with the president of the Partnership. On July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 note receivable due from him to the Partnership plus interest due for the second quarter 2012. The investment is accounted for using the equity method of accounting. Accordingly, investments are recorded at acquisition cost plus the Partnership's equity in the undistributed earnings or losses of the entity. The Partnership also rents its office space from MCCM, LLC (see Note G).

NOTE F – FAIR VALUE OF FINANCIAL INSTRUMENTS

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The financial position of the Partnership at December 31, 2012 and 2011 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Partnership, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Partnership's financial instruments generally approximate their fair values at December 31, 2012 and 2011.

NOTE G – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from MCCM, LLC, in which the Partnership has an ownership interest (see Note E). The lease agreement is for a period of one year and is renewable annually. Lease payments are $9,343 per month. A one-time credit of $8,898 was given for the year ended December 31, 2011. Total lease payments for the years ended December 31, 2012 and 2011 are $112,116 and $103,218, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president paid interest quarterly at a rate of 6%. The loan was payable in full on January 13, 2014. However, on July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 loan plus interest for the second quarter 2012 (see Note E). Total interest income on the loan for the years ended December 31, 2012 and 2011 are $2,250 and $9,000, respectively.

The Partnership has receivables due from companies, which are related through common ownership, of $85,495 and $76,570 as of December 31, 2012 and 2011, respectively (see Note B). The receivables are non-interest bearing and have no maturity dates.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership paid $191,093 and $186,308 in research fees to this company for the years ended December 31, 2012 and 2011, respectively.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE H – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the years ended December 31, 2012 and 2011.

NOTE I - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Partnership had net capital of $201,868, which was $158,167 in excess of the required net capital of $43,701. The Partnership's ratio of aggregate indebtedness to net capital was 3.25 to 1 at December 31, 2012. At December 31, 2011, the Partnership had net capital of $283,699, which was $242,935 in excess of the required net capital of $40,764. The Partnership's ratio of aggregate indebtedness to net capital was 2.16 to 1 at December 31, 2011.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

	2012	2011
Total partners' equity	$ 1,333,955	$ 1,365,248
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	66,784	88,448
Receivables from noncustomers	86,326	235,666
Inventory	26,055	7,311
Prepaid expenses	81,044	1,190
Property and equipment, net	606,556	622,193
Deposits	2,200	2,200
Intangible assets, net	112,548	124,335
Investment in MCCM, LLC	150,574	-
	1,132,087	1,081,343
Net capital before haircuts on securities positions	201,868	283,905
Haircuts on securities	-	(206)
Net capital	$ 201,868	$ 283,699
Aggregate indebtedness:		
Payable to broker/dealers	$ 479,007	$ 507,087
Distributions payable	10,000	10,000
Other accounts payable and accrued costs	166,501	94,370
Total aggregate indebtedness	$ 655,508	$ 611,457
Minimum net capital required	$ 43,701	$ 40,764
Excess net capital	$ 158,167	$ 242,935
Excess net capital at 1,000 percent	$ 136,317	$ 222,553
Ratio: Aggregate indebtedness to net capital	3.25 to 1	2.16 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2012 and 2011)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 201,868	$ 283,700
Rounding difference	-	(1)
Net capital per above	$ 201,868	$ 283,699

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2012, and this report does not affect our report thereon dated January 17, 2013. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Winter Park, Florida
January 17, 2013